UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 600
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech Expands ZenaDrone Team by 35 Engineers and Technicians to Meet Drone Production Manufacturing Capacity
99.2	ZenaTech Completes Acquisition of Workplace Scheduling Software Company Othership Limited and Plans to Use Quantum Computing to Increase Productivity for Multinational Corporations
99.3	ZenaTech Signs Seventh LOI to Acquire a Land Survey Company in Southeast Region Contributing to Drone as a Service Strategy
99.4	ZenaTech’s ZenaDrone Developing Indoor Drone Swarm Application for Inventory Management and Security with Auto Parts Manufacturer Customer
99.5	ZenaTech Signs LOI to Acquire Eighth Land Survey Company Advancing Drone as a Service in $2.5 Billion US Drone Survey Market by 2033
99.6	ZenaTech’s 2024 Financial Results and CEO Letter to Shareholders Shows Revenue and Assets Increase
99.7	ZenaTech Closes Second Southeast Region Acquisition, Wallace Surveying Corporation Set to Become the Third Acquisition to Power its National Drone as a Service (DaaS) Business

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2025

ZENATECH, INC.

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer